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October 15, 2013

Filed via EDGAR

John Reynolds, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:       Hispanica International Delights of America, Inc.
                     Registration Statement on Form S-1
                     Filed August 23, 2013
                     File No. 333-190788

Dear Mr. Reynolds:

On behalf of Hispanica International Delights of America, Inc., Commission File Number 333-190788 (hereinafter "the Company"), in accordance with your letter dated September 19, 2013, state as follows:

General

    Comment 1.    Since you appear to qualify as an "emerging growth company," as described in the Jumpstart Our Business Startups Act, please:

    *    Briefly describe the various exemptions that are available to you, such as exemption from Section 404(b) of the Sarbanas Oxly Act of 2002 and Section 14A (a) and (b) of the Securities Exchange Act of 1934; and
    *    State your election under Section 107(b) of the JOBS Act.

       o    If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

       o    If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

    Response 1.   We addressed these issues on Page 1 and on Page 4 and 7 related to Risk Factors.

    Comment 2.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

   Response 2.      There were no written communications that were presented to potential investors.  All investors are people who were known to management prior to their investment We relied on the exemption provided by Section 4(a)(2) of the Securities Act of 1933 to make the offering inasmuch as these investors were accredited and there was no form of general solicitation or general advertising relating to the offer.

   Comment 3.     Please include the registration statement file number and date filed on the cover of the registration statement.

   Response 3.   Done.

   Comment 4.    We note that you indicate that the registration fee was determined in accordance with Rule 457(e). Rule 457(e) addresses securities are to be offered to existing security holders and the portion, if any, not taken by such security holders is to be reoffered to the general public. The registration statement does not appear to cover securities offered to existing security holders. Please revise indicate how your registration statement fee was calculated.

   Response 4.      Corrected.  "The registration fee for securities to be offered by the Registrant is based on an estimate of the proposed maximum aggregate offering price of the securities, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(a)."

    Comment 5.    Please revise to include in your prospectus a section addressing the material terms of the exclusive brand licensing agreement between the company and GRAN NEVADA Beverage, Inc.

   Response 5.   The two companies (HIDA and GN) have mutually agreed to terminate their Licensing Agreement. Please see exhibit of the Termination Letter.

    Comment 6.    Please revise your prospectus to include the information required by Item 407(e)(4) of Regulation S-K.

   Response 6.   The information required by Items 402, 407(e)(4) and 407(e)(5) of Regulation S-K regarding executive compensation is included under “Director Compensation,” and “Executive Compensation.”

    Comment 7.    We note that the company is registering 1,562,500 shares of common stock for “resale.” We also note that Michael Gunther is selling 900,000 shares and that he beneficially owns approximately 29% of the company’s outstanding shares of common stock. Additionally, we note that it appears that affiliates of the company  own approximately 7,850,000 shares out of 10,237,500 shares outstanding as of August 20, 2013. Finally, we note that the selling shareholders have held their shares for less than six months. Given these factors, it appears that this offering is an offering where the selling shareholders are actually underwriters selling on behalf of an issuer. Note that under Rule 415(a)(4) of the Securities Act, a registration statement relating to an “at the market offering” on behalf of the company may only be made if the company is S-3 eligible. Because the company is not S-3 eligible, any offering by underwriters on behalf of the company must be made at a fixed price for the duration of the offering. Please revise your registration statement accordingly or advise us of the company’s basis for determining that the selling shareholder transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

   Response 7.   We no longer have any "Selling Security Holders".  Therefore no shareholders are registering their shares in this S-1.

Prospectus Cover Page

    Comment 8.     We note your statement that this prospectus related to periodic offers and sales of 3,562,500 shares of common stock by our company and the selling security holders. It does not appear to us that the company can conduct a delayed offering. Advise us how the company’s delayed offering of common stock is permissible under Rule 415.

   Response 8.   Not applicable since we no longer have any "Selling Security Holders" since the Registrant has removed the registration of any selling shareholders.

    Comment 9.     Please revise your cover page to indicate that there is no market for the company’s common stock.

   Response 9.   Page ii now states : The common stock offered in this prospectus is for investment purposes only and currently no market for our common stock exists.

    Comment 10.    Please revise to address the terms of the selling shareholders offering and specifically state the amount of net proceeds to the selling shareholders. We may have additional comments.

   Response 10.   We no longer have any "Selling Security Holders".  Therefore no shareholders are registering their shares in this S-1.

    Comment 11.    Please revise the last sentence in your legend on page ii to indicate that the prospectus is “not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.”

   Response 11.   Done.

Summary of Our Offering, page 1

Prospectus Summary, page 1

Our Business, page 1

    Comment 12.    Please revise to indicate the date the company was incorporated.

   Response 12.   Done.

    Comment 13.    Here and on page 17 you indicate that Gran Nevada brand products generated estimated revenues of $500,000 during 2012. In each of these locations, please revise your disclosure to also indicate, if true, that you have never earned any revenues and that Gran Nevada’s revenues are not indicative of your current or future revenues.

   Response 13.   We have revised our S1 to not include the prior sales or revenues of Gran Nevada since the Licensing Agreement has been terminated and past or current sales of Gran Nevada are not indicative of what Hispanica International will be able to perform in terms of its distribution or sales of the Gran Nevada products.

    Comment 14.    We note your disclosure indicating the company’s business objectives. Please revise to also address the current status of the company’s operations. Specifically address whether the company has any manufacturing plants and whether the company has sold any products in the food and/or beverage market. Clarify the business the company has conducted to date. Indicate how the company markets its products and the geographic area where the company is attempting to sell those products. We may have further comment.

   Response 14.   Currently the company is NOT operating any plants or manufacturing facilities. The company’s operations are minimal due to its start up nature. The company has clarified itself as a “Distributor of Ethnic Foods & Beverages” and will commence operations including the purchasing of finished goods for resale to customers.

    Comment 15.     Please revise to indicate the products that the company currently manufactures or sells. We note your disclosure that the GRAN NEVADA has a line of 8 products.

   Response 15.   To reiterate: the company does NOT manufacture products but will instead purchase “finished” products from vendors including GN in which it has entered into a “Distribution Agreement” with.

    Comment 16.     Specifically indicate the royalty fees on the GRAN NEVADA products that the company is currently selling or attempting to sell.

   Response 16.   Not applicable anymore since there is no longer a “Licensing Agreement” that entails any royalties.

Risk Factors

We are seeking additional financing to expand out intended acquisition …, page 4

    Comment 17.     Please revise this risk factor to indicate the amount of funding needed to continue the company’s operations for the next 12 months.

   Response 17.   Noted and added this phrase to the Risk Factor on page 4; “obtain additional funds, of at least $125,000 within the first six months of 2014"

    Comment 18.     We note your statement that you need additional capital to “grow our core competencies”. Please revise to identify the core competencies the company is addressing. You also state that you will be required to fund the growth of our existing operations through the sale of equity shares. Also revise to identify the existing operations the company is addressing.

   Response 18.   The company will need to raise capital in order to purchase the “finished” products that it will distribute. The existing operations are minimal yet still need to be funded such as salaries, rents, warehousing expenses, fuel costs, phone, and other general operating expenses associated with selling and distributing of products.

We are controlled by current officers, directors and principal stockholders, page 5

    Comment 19.     Please revise your risk factor subheading to address the risks to the investors being addressed.

   Response 19.   Done.

    Comment 20.    Please revise this risk factor to indicate the number of voting shares held by the controlling shareholders. Also indicate the number of votes controlled by them.

   Response 20.   There are 4.3 million Common Shares and One Million Preferred Shares held by Fernando “Oswaldo” Leonzo (Chairman & CEO), Robert Gunther (Treasurer & Vice President) and Jerry Gruenbaum (CLO, Director, and Secretary).

If you purchase shares in this offering, you will experience immediate and substantial dilution, page 5

    Comment 21.     Please revise your risk factor to indicate the amount of dilution per share that investors will incur.

   Response 21.   Revised on the Risk Factor on page 8 to reference the Dilution Table on page 13.

There is currently no market for Hispanica International Delights of America …, page 5

    Comment 22.     Please revise to address the risks to investors resulting from the lack of a market for the company’s common stock.

   Response 22.   We address the Risks involved with our Common Stock on pages 8, 9, and 10 starting with, “Our shareholders may not be able to resell their stock due to a lack of public trading market.”

Future sales of the Company’s common stock by the selling shareholders could cause our stock price to decline, page 7

    Comment 23.    Please revise to indicate the amount of shares held by the selling shareholders that would be available for sale on the market.

   Response 23.   We no longer have any "Selling Security Holders" so therefore this would not apply.

If you purchase shares in this offering, you will experience immediate and substantial dilution, page 7

    Comment 24.     Please revise to delete this duplicate risk factor.

   Response 24.  Done.

Use of Proceeds, page 8

    Comment 25.     Please revise your use of proceeds section to clarify the noted use of proceeds. For example, clarify the meaning of the phrases “allocated to Production Capacity for our licensed brands” and “operating costs associated with the distributor acquisition.” Does the company have a manufacturing facility for the licensed products? Does the company have specific distributor that it plans on acquiring? What is the allocation of “costs of additional brand acquisitions?” Is there a difference between “allocated to Production Capacity” and “allocated to Cost of Good and Production Capacity?” Revise to clearly indicate the use of proceeds from the offering.

   Response 25.   Statement has been revised and clarified on our S1 to better reflect the Use of Proceeds primarily going towards the purchase of “Finished goods” versus “Production Capacity” since the company has no production facilities nor is acquiring licenses of other brands unless they can be purchased outright.

    Comment 26.     We note that the company has a loan payable to a related party. Specifically address whether any of the proceeds of the offering will be used to pay the related party loan.

   Response 26.   Note not from a related party.  Note was paid off.  Footnote in financial statements has been revised to reflected that the note is not from a related party.  Loan is from GRAN NEVADA, which is not a related party, but our vendor, and has been paid back in full.

    Comment 27.     Revise to discuss the company’s plans if only a minimum amount of proceeds are raised such as 10% or less of the maximum offering amount.

   Response 27.    Noted and we revised our S1 to state raising a minimum of either 10% or $125,000. We have to date already raised 15%.

    Comment 28.     We note that you indicate that $125,000 will be allocated to “Working Capital.” Please revise to indicate the anticipated amounts and uses for the working capital proceeds.

   Response 28.   The company needs $125,000 Working Capital of which it has raised at least half that amount in order to make the necessary purchases of goods to distribute.

    Comment 29.     We note that you indicate that you will allocate $125,000 for the operating costs associated with the distributor acquisition. If known, identify the distributor to be acquired. Address the nature of the business to be acquired, the status of any negotiations and provide a brief description of the business to be acquired. We may have further comment.

   Response 29.   We have entered into negotiations to purchase the assets of a Distributor of third party brands and bread products, in Southern California (LOI can be provided).

Dilution, page 9

    Comment 30.     We note you indicate that “dilution represents the difference between the offering price of the shares of Common Stock and the net book value per share of common stock immediately after completion of the offering.” Your definition of dilution is not correct. Please revise to provide an accurate definition of dilution and revise your dilution table accordingly. See Item 506 of Regulation S-K.

   Response 30.   We have addressed the definition of Dilution on pages 12 and 13 along with a more comprehensive table.

    Comment 31.     Please revise to provide the amount of dilution to investors at the various levels of funding received from the offering. Indicate the dilution to investors at the 25%, 50%, 75% and 100% funding levels.

   Response 31.    Please see to the Table we added in the Revised S1 on page 12 below “Use of Proceeds”.

    Comment 32.     Please revise to provide a comparison of the public contribution under the proposed offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years. Also compare the percentage of ownership held by the public investors to the percentage of ownership held by the officers, directors, promoters and affiliated persons.

   Response 32.  Please see to the Table we added in the Revised S1 on page 12 below “Use of Proceeds”.

Plan of Distribution, page 9

    Comment 33.     We note your statement that “Our officers and directors have not, during the last twelve months, and will not, during the next twelve months, offer or sell securities for any other Issuer other than in reliance on paragraphs (a)(4)(i) or (a)(4)(iii) of the Act” (emphasis added). Please revise to clarify that your officers and directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (a)(4)(iii) of the Act.

   Response 33.   Done.

Selling Security Holders, page 10

    Comment 34.     Briefly outline the plan of distribution of the securities to be offered by the selling stockholders.

   Resonse 34.   We no longer have any "Selling Security Holders".

    Comment 35.     Please revise to identify the natural persons who maintain voting or investment control over each entity listed in the table. For guidance, refer to Question 140.02 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K), which is available on our website at www.sec.gov.

   Response 35.   We no longer have any "Selling Security Holders".

    Comment 36.     Please revise to indicate whether any of the selling shareholders are a broker-dealer or affiliate of a broker-dealer.

   Response 36.    We no longer have any "Selling Security Holders".  However, as to your question in general, none of the shareholders who are no longer "selling shareholders", are broker-dealers or affiliated with a broker-dealer.

    Comment 37.     Please revise to indicate the relationship between Michael Gunther and Robert Gunther, if any.

   Response 37.   They are brothers.

    Comment 38.     Please revise to indicate when and how the selling shareholders acquired the shares being offered and describe the terms of the transaction in which the selling stockholders acquired the shares.

    Response 38.   We no longer have any "Selling Security Holders".   However, here is the information requested.
Hispanica International Delights of America, Inc.
Stock Subscribers

	Date	Amount of	Number of Shares	Number os Shares	Cost Per Share	Relations
Subscriber	Subscribed	Investment	Subscribed	Reverse 2 for 1 Split

Fernando Lorenzo	4/15/2013	$7,000.00	7,000,000	3,500,000	0.002	Investor
Leraun McKentie	4/15/2013	200.00	200,000	100,000	0.002	Investor
Samael Pena	4/15/2013	200.00	200,000	100,000	0.002	Investor
Nick Scribner	4/15/2013	200.00	200,000	100,000	0.002	Investor
Michael Cartelli	4/15/2013	1,000.00	1,000,000	500,000	0.002	Investor
Jerry Gruenbaum	4/15/2013	400.00	400,000	200,000	0.002	Investor
Robert Gunther	4/15/2013	1,200.00	1,200,000	600,000	0.002	Investor
Chris H Giodarno	4/25/2013	500	500,000	250,000	0.002	Investor
Hampton Bridge Advisors, LLC	4/25/2013	500	500,000	250,000	0.002	Investor
Sepod,Inc	4/25/2013	500	500,000	250,000	0.002	Investor
Michael Zaki	4/25/2013	50	50,000	25,000	0.002	Investor
Teresa Grueber	4/25/2013	50	50,000	25,000	0.002	Investor
Trident Merchant Group, Inc	4/25/2013	400	400,000	200,000	0.002	Investor
Andrea Raab	5/29/2013	10,000.00	200,000	100,000	0.10	Sister In Law
Irma Rochin-Campus	6/3/2013	5,000.00	100,000	50,000	0.10	Investor
Jorge Iraheta	6/3/2013	5,000.00	100,000	50,000	0.10	Investor
Jose Orellana	6/3/2013	15,000.00	300,000	150,000	0.10	Investor
Jose Cerritos	7/17/2013	15,000.00	300,000	150,000	0.10	Investor
Michael Robbins	6/4/2013	1,250.00	25,000	12,500	0.04	Investor
Michael Gunther	5/15/2013	17,160.00	6,000,000	3,000,000	.0572	Brother
Trident Merchant Group, Inc	8/15/2013	11,200.00	700,000	350,000	.032	Investor
Chris H Giodarno	8/15/2013	4,000.00	250,000	125,000	.032	Investor
Hampton Bridge Advisors, LLC	8/15/2013	4,000.00	250,000	125,000	.032	Investor
Michael Zaki	8/15/2013	800.00	50,000	25,000	.032	Investor
			20,475,000	10,237,500

    Comment 39.     For each selling shareholder, disclose the nature of any position, office or other material relationship that the selling shareholder has had within the past three years with the company or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

   Response 39.   We no longer have any "Selling Security Holders".

Description of Securities, page 14

    Comment 40.     Please revise to provide a reconciliation of the number of shares outstanding pre- and post-split that resulted in 10,237,500 shares outstanding as of August 20, 2013, here or in another appropriate location in the registration statement.

   Response 40.   Please refer to Shareholder Spreadsheet as detailed on response to Comment 38.

    Comment 41.     We note your statement on page 14 that “the outstanding shares of common stock are, when issued, fully paid and non-assessable.” Please remove the statement that “the outstanding shares of common stock are, when issued, fully paid and non-assessable” or attribute the statement to legal counsel and file counsel’s consent.

   Response 41.

Non-cumulative Voting, page 14

    Comment 42.     Please revise to clarify the meaning of “the remaining shares will not be able to elect any of AEP’s directors.”

   Response 42.      Done: That was deleted in the Revised S1- there is no “AEP directors”.

Preferred Stock, page 15

    Comment 43.     Please revise to identify the “Company’s founders”.

   Response 43.   The company’s founders are Fernando Oswaldo Leonzo, Robert Gunther, and Jerry Gruenbaum.

Description of Business

    Comment 44.     Briefly address how the company is planning on manufacturing its products.

   Response 44.   Not applicable because no longer licensing the brand hence HIDA will not be manufacturing products but instead be reselling finished products.

Background, page 17

    Comment 45.     You disclose here that your fiscal year end is July 31. Please also state your current fiscal year end in the Company Data section of EDGAR.

   Response 45.   This has been corrected to state our actual fiscal year end of May 31, 2013.

Business of Issuer, page 17

    Comment 46.     Please revise to clarify the geographic area of the exclusive brand licensing agreement with GRAN NEVADA Beverage, Inc. Also clarify whether GRAN NEVADA will also be able to sell its products under the licensing agreement with the company.

   Response 46.   Not Applicable since there is no longer a Licensing Agreement. As far as the “Distribution Agreement” is concerned HIDA will be given the territory of North America (excluding Central America) for the GN beverages only. GN will retain the right to distribute its products to other parties in Central America as well as develop and sell other food items under the GN brand.

The Market, page 17

    Comment 47.     We note the statements based on information from the Packaged Facts reports on pages 17 and 18. Please revise to indicate whether these Packaged Facts reports are publicly available and provide website addresses. If the documents are not publicly available, please provide copies of the reports to us, appropriately marked to highlight the sections relied upon for your statements in the prospectus.

   Response 47.   Here is the link to the request.      http://www.hispanicprblog.com/hispanic-market-white-papers-research/hispanic-food-and-beverages-in-the-u-s-market-and-consumer-trends-in-latino-cuisine-4th-edition-market-report-released.html

    Comment 48.     Please revise the disclosure to explain the relationship between the “variety of starters on menus” to opening “the door for trying new beverages.”

   Response 48.   Deleted this portion from the S1

    Comment 49.     We do not understand your statement that “HIDA is growing by filling unmet demand by an increasing number of Hispanic consumers.” We note that the company has not had any revenues as of May 31, 2013. Please revise to delete the noted statement.

   Response 49.   This has been noted and has been deleted in our revised S1.

    Comment 50.     Please provide support for the statement that “the market targeted by HIDA, however, remain robust and relatively lower valuation ratios enable the Company to make acquisitions less expensively ….”

   Response 50   We have noted this comment and made the appropriate changes to our S1

Market Segmentation, page 19

    Comment 51.     We note your statement that “HIDA is responding to this by creating product lines that are in the highest demand by this demographic.” It appears from your disclosure that the product lines are created by GRAN NEVADA. Please advise us or revise your disclosure as appropriate.

   Response 51.   Under the new Distribution Agreement, GN (not HIDA), is the company that created the line of Aguas Frescas and Horchatas. HIDA will “distribute” the finished products, only,  and not manufacture them.

    Comment 52.     We note your statement that “HIDA’s sales will jump from the acquisition of a distributor shortly after financing ….” Please advise us if the company is in negotiations with a specific distributor company. If the company is not currently in negotiations with a specific company, then advise us of the basis for the company’s assertion that sales will increase with the acquisition of a distributor.

   Response 52.   Our claim is correct because HIDA sales would naturally increase, from a base line, in the event that it “could” acquire the assets of another distributor. There is an LOI to acquire such assets from a company called Pacific Pride, in Southern California, whose business is the “distribution” of third party brands (breads) into retail and institutional accounts (i.e. schools and municipalities). There are no assurances that this transaction will go through but we will include such disclaimer in the Risk Factors portion of the S1.

Our Products, page 20

    Comment 53.     Please revise to clarify which products the company is going to sell or distribute.

   Response 53.   There are eight SKUs from the GN product line: Horchata De Morro, Horchata Aguas Frescas, Tamarind, Hibiscus, Mango, Pineapple, Guava, and Limeade. These are All Natural Drinks manufactured in North America by GN and its vendors.

Business Growth Objectives, page 21

Strategies, page 21

    Comment 54.     Please revise to clarify the statement that “[a] few regional distributors have been selected that already have established large number of strategically located POS….” It is unclear who has selected these distributors and for what purpose. Also clarify whether the company currently has any business relationships with any of the “few regional distributors.”

   Response 54.    Noted and completely deleted from the S1

Marketing Strategy, page 22

    Comment 55.     Revise to provide the basis for your statement that “HIDA has vast marketing and distribution experience ….”

   Response 55.   Revised S1 to clarify that it is HIDA’s “management team”. For reference to the management team’s expertise please refer to the Biographical Section of the S1.

    Comment 56.     Please revise the disclosure to clarify how the information in the second paragraph related to consulting fits within your business strategy. Additionally, explain the statement that “management [is not] precluded from such activity independently.”

   Response 56.   Done and clarified on page 56

    Comment 57.     Briefly indicate the company’s budget allocated for advertising.

   Response 57.   As a distributor the budget set aside for “Advertising or Marketing” is for “in store” samplings and demos. This is usually a percentage of sales that ranges from 2-3% of gross sales. In our S1 we state it in terms of cents per gallons but that’s which is more reflected in industry terms and used for certain segments of the beverage market (i.e. milk vs soft drink vs juices, etc…). In terms for brands or distributors we budget in terms of a percentage of revenues generated.

    Comment 58.     Please revise the disclosure to clarify how the amount spent on advertising for different types of beverages in the fifth paragraph relates to your marketing strategy.

   Response 58.   HIDA, as a “Distributor of Ethnic Foods & Beverages”, will allocate to marketing and advertising the industry norm, in regards to the percentage of sales, for each category of products it markets, sells, and distributes. In the case of the beverage line it carries- it will base the percentage both in the terms of a percentage of sales and in cents per gallons to stay within the guidelines of the sub segments of the beverage industry as a whole.

    Comment 59.     Revise to provide the basis for your statement that “incremental spending against this segment will result in a return above and beyond initial investment.”

   Response 59.   Noted and the statement has been deleted from our S1.

Competition, page 23

    Comment 60.     Please revise to address company's competitive position in the beverage industry and the principal methods of competition.

   Response 60.   As a “Distributor of Hispanic and Ethnic packaged food products” the company’s portfolio of products will not only include beverages. The Company’s main competitors are stated are stated as the traditional players in this space which are consider Ethnic Grocer Distributors that have their own private labeled branded products as well as distribute third party products from other brands.

Description of Property, page 23

    Comment 61.     Please revise to indicate that the company leases its office space from its chief executive officer.

   Response 61.   Following statement was added; “The Company’s current office, is leased from its current Chairman and CEO, and is located…”

Management’s Discussion and Analysis or Plan of Operation, page 24

Plan of Operation, page 24

    Comment 62.     Please revise the disclosure to clarify the statement that “[t]he money we raise in this offering will last 12 months” given that you may not raise any money.

   Response 62.   Noted and deleted from the S1

    Comment 63.     Please clarify the amount of funding needed by the company to operate for the next 12 months.

   Response 63.   On page 24- third paragraph from the bottom where we state, “The minimum amount of funds raised from the offering that we feel will……is $125,000”. As of to date we have raised at least 50% of those funds.

    Comment 64.     We note your statement that “the company has commenced implementation of its fully planned principal operations and strategic business plan pursuant to an exclusive license agreement with GRAN NEVADA Beverage, Inc.” Please revise to address the steps taken in the commenced implementation of the business plan.

   Response 64.   Not Applicable, since there is no longer a Licensing Agreement. HIDA has ceased operations that would have involved it as a licensor (i.e. dealing with GN’s vendors and preparing to handle the brand in that capacity) and instead has refocused its efforts in preparation of handling the GN’s finished products and will buy from GN as it would any supplier for resale to wholesalers and retailers.

    Comment 65.     Please revise to indicate your amount of working capital as of May 31, 2013.

   Response 65.   As stated on the audited financial statements the Company has of May 31, 2013 $15,000 in working capital. And as stated elsewhere on the revised S1 the company raised more capital since May 31, 2013.

    Comment 66.     We note that you state “if HIDA does not raise at least the minimum offering amount it will be unable to establish a base of operations … it will be unable to generate any revenues in the future.” Please revise your statement given that you indicate on the cover page that there is no minimum offering amount. Please clarify the dollar amount you need to raise to establish operations.

   Response 66   As stated in comment #63 HIDA will need at least $125,000 to start “Distribution” operations and has of to date (9/15/13) raised more than half that amount.

    Comment 67.     Please briefly address whether the company has any material commitments for capital expenditures as of May 31, 2013.

   Response 67.   No, the company does not have any material commitments for capital expenditures.

Security Ownership of Certain Beneficial Owners and Management, page 26

    Comment 68.     Please reconcile the information in this table with the information contained in the selling shareholder table. We note that the selling shareholder table indicates that Michael Gunther owns 29% of your shares of common stock and Trident Merchant Group, Inc. owns 5.3%.

    Response 68.   We no longer have any "Selling Security Holders".

    Comment 69.     Please provide the information required by Item 403 of Regulation S-K for the outstanding Series A preferred stock.

   Response 69.    Done.

    Comment 70.     Please revise to indicate the amount of securities held by the officers and directors as a group. Also indicate how many people are in the officer and director group.

   Response 70.   Done: The following Sentence was added, “The Three Executive Directors collectively own 4,300,000 Common Shares.”

Executive Compensation, page 26

Summary Compensation Table, page 26

    Comment 71.     Please revise the disclosure to clarify the reference to the fiscal year ended December 31, 2013, or advise.

   Response 71.   This has been clarified in the Company’s fiscal year ends on May 31, 2013.

    Comment 72.     Please revise the first paragraph in this section to clearly indicate that the summary compensation table covers all compensation awarded to, earned by, or paid to the named executive officers.

   Response 72.   The first sentence of the first paragraph in this section of the Revised S1 has been changed to state: “forth all cash and stock compensation paid or proposed to be paid”.

    Comment 73.     Please consider revising your summary compensation table to include a column indicating the total amount of compensation.

   Response 73.   Not applicable as there has not been any compensation stipulated yet for directors and management.

    Comment 74.     Please disclose any director compensation information in a separate table, as required by Item 402(r) of Regulation S-K.

   Response 74.   As with our response to #73 there is no compensation yet establish to compensate the directors.

Directors, Executive Officers, Promoters and Control Persons, page 27

Executive Officers and Directors, page 27

    Comment 75.     We note that Mr. Gunther signed the signature page as a director of the company. Please identify Mr. Gunther as a director, if appropriate.

   Response 75.   Yes. Mr. Robert Gunther is a director.

     Comment 76.     Please disclose your officers’ and directors’ business experience during the past five years, including principal occupations and employment, the name and principal business of employers, and dates of employment. See Item 401(e) or Regulation S-K.

   Response 76   We have revised the S1 on pages 29 and 30 to enhance the Managements’ resume and past history more than five years.

    Comment 77.     Please remove those portions of the officers’ and directors’ biographies that do not provide an objective background of their experience. For example, we note the statement in Mr. Gunther’s biography that he drove millions in sales for major accounts.

   Response 77.   Dually noted and all such references have been excluded in the Biographical Section of our Revised S1.

    Comment 78.     Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individuals should serve as directors for the company. See Item 401(e)(1) of Regulation S-K.

   Response 78.   As in our response to Comment 76 we have revised the S1 on pages 29 and 30 to enhance the Managements’ resume and past history more than five years.

Certain Relationships and Related Transactions, page 29

    Comment 79.     Please revise to briefly identify the officers and directors who received “founder’s shares” and also indicate the amount of shares received by each officer or director. Also indicate what consideration was paid by the officers or directors for their “founder’s shares.”

   Response 79.   The Founders; Fernando “Oswaldo” Leonzo (Chairman & CEO), Robert Gunther (Treasurer, Director & Vice President), and Jerry Gruenbaum (Secretary and Director) were not “issued founders” Common Shares but instead each Founder purchased their respective shares, at par, to help fund the company initially. The three Founders, Fernando “Oswaldo” Leonzo (Chairman & CEO), Robert Gunther (Treasurer, Director & Vice President), and Jerry Gruenbaum (Secretary and Director)   were issued the following Preferred Shares, under a consulting agreement, 600,000 Preferred Shares, 300,000 Preferred Shares, and 100,000 Preferred Shares respectively.

    Comment 80.    Please provide all the information required by Item 404(c)(1) and (2) of Regulation S-K. For example, we note the reference to a loan payable from a related party in note 2 to the financial statements, and that the company leases office space from its founder and chief executive officer. See Instruction 1 to Item 404 of Regulation S-K.

   Response 80.   The “Loan” was for a $7,500 Promissory Note which was paid in full. Documentations can be provided upon request. The Company’s current offices are leased from the Chairman and CEO and it is stated under “Description of Property” on page 25.

    Comment 81.     Please revise your disclosure to provide the information required by Item 404(d) of Regulation S-K regarding the exclusive brand licensing agreement between the company and GRAN NEVADA Beverage, Inc. We note your disclosure that Mr. Leonzo was the president for GRAN NEVADA founded in 2010.

   Response 81.   Please see the addition in the first paragraph under “Certain Relationships and Related Transactions”.

Financial Statements

Report of Independent Auditor

    Comment 82.     Please file the audit report of David A. Aronson, CPA, P.A. and ensure you provide a currently dated consent.

   Response 82.   Audit report for David Aronson is included infront of the financial statements where it belongs.

Consolidated Financial Statements

General

    Comment 83.     We note your disclosure that Gran Nevada Beverage, Inc. is a related party through common ownership and management. The licensing agreement with Gran Nevada appears to provide you with the exclusive right to sell and distribute all of Gran Nevada’s products in the United States, Mexico and Canada. As a result, it appears that you may have in essence assumed substantially all of the prior business of Gran Nevada. Please tell us why the financial statements of Gran Nevada have not been included in the filing as predecessor financial statements and explain to us the substantive difference(s) between your expected revenue-generating activities and the historical revenue generating activities of Gran Nevada before the licensing agreement. Please also separately provide us with the ownership and management structure of Gran Nevada.

   Response 83.   The Chairman & CEO of HIDA, Mr. Fernando “Oswaldo” Leonzo, owns no shares in GN but is GN’s current President. Mr. Leonzo owns 34% of HIDA. The ownership of GN is as follows: 70% by Olympic Beverage, LLC (solely owned and controlled by Mr. Jose Fidel Cabrera Escobar), 12% Robert Gunther, 16% among four other individuals. Of these individuals only Mr. Gunther owns more than 5% of stock in HIDA.  The financial statements of GN are not included because the sole controlling owner (Mr. Jose Fidel Cabrera) has declined to submit them since he has no stake or shares in HIDA and wishes to keep his company GN private. GN will continue to sell its products to some of its customer base- primarily Ethnic Food Distributors in the Northeast and Mid-Atlantic U.S. As a result of Mr. Cabrera’s refusal to permit the GN financials to be included,  the Licensing Agreement with GN was terminated and replaced with a non-exclusive Distribution Agreement. All revisions to our S1, as well as our financial statements, reflect this change in the relationship. In regards to the differences in the “expected” revenues generated from our company versus what GN was generating before: HIDA has through its management’s experience and industry contacts a more extensive network of distribution channels especially in markets like Texas and California (versus GN’s sales in which 99% of its sales come from the Northeast and Mid Atlantic). HIDA is in the Distribution of Ethnic Foods and Beverages of which GN is only one component (i.e. beverages only). HIDA will not be encompassing all of GN’s existing business as the two companies will operate separately and will continue to have some different customers.

    Comment 84.     On page 14, you say that the 1 for 2 reverse split was effected on August 1, 2013. Accordingly, please revise your historical financial statements to give retroactive effect to the reverse split. Refer to ASC 260-10-55-12.
Recent Sales of Unregistered Securities, page 40

   Response 84.   Done and please see auditor’s notes.

    Comment 85.     Please include all information required by Item 701 of Regulation S-K for each transaction. For example, we note the disclosure in notes 3 and 7 to the financial statements. For each transaction, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and also include a brief statement of the facts relied upon to make the exemption available.

   Response 85.   The information requested has been placed on page 44 under Recent Sales of Unregistered Securities.

Exhibits

    Comment 86.     Exhibits 3.1, 3.2 and 5.1 are filed in improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Please file all exhibits in the proper format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

   Response 86.   Exhibit 3.1, 3.2 and 5.1 is now provided in EDGAR as required.
    Comment 87.     Please file as an exhibit to your registration statement the promissory note evidencing the $7,500 loan. See Item 601(b)(10) of Regulation S-K.

   Response 87.   See the attached Promissory Note in exhibit

Exhibit 5.1

    Comment 88.     The legal opinion should clearly indicate in an introductory paragraph that it is opining on the shares being sold by the company and the selling shareholders. The opinion should indicate that the resale shares “are” legally issued, fully paid and non-assessable. The opinion should also indicate that the shares being sold by the company “will be, once sold” legally issued, fully paid, and non-assessable. See Staff Legal Bulletin No. 19 II.B.1.a. and 2.h, available at http://www.sec.gov/interps/legal/cfslb19.htm.

   Response 88.   There are no longer any "selling shareholders", however the opinion has been redrafted.

    Comment 89.     We note the statement in paragraph 4. The company also has outstanding preferred shares. Please have counsel revise or advise.

   Response 89.   Done.

    Comment 90.    We note the statement in paragraph 7. The registration statement indicates that the company is registering 1,562,500 shares for sale by selling shareholders. Please have counsel revise or advise.

   Response 90.   We no longer have any "Selling Security Holders".

Exhibit 10.1

    Comment 91.     Please file the executed license agreement.

   Response 91.   We no longer have a license agreement, but it was replaced by a distribution agreement which is attached as Exhibit 10.3.

We acknowledge:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please feel free to call us.

Sincerely yours,

/s/ Jerry Gruenbaum
Jerry Gruenbaum. Esquire
Chief Legal Officer, Secretary, Director

cc: David Link